Exhibit 99.1

UP Fintech Holding Limited Reports Unaudited Financial Results for the Fourth Quarter of 2019

BEIJING, China, March 25, 2020 — UP Fintech Holding Limited (NASDAQ: TIGR) (“UP Fintech” or the “Company”), a leading online brokerage firm focusing on global Chinese investors, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2019.

“We are pleased to report that our Company delivered strong growth in the fourth quarter of 2019,” said Mr. Tianhua Wu, CEO and Director of UP Fintech. “Our total revenues were US$20.0 million for the fourth quarter of 2019, up 109.9% year-over-year. Revenue mix is more balanced; interest income1 surpassed commission revenue to account for 37.6% of total revenues, while in the same period in 2018, interest income only accounted for 18.6% of total revenues. In the fourth quarter of 2019, we also reported non-GAAP operating income of US$0.3 million, a significant improvement from the same quarter in 2018. Our platform is gaining strong traction from users; the number of accounts with deposits increased by approximately 11,300, an 85.9% increase from same quarter last year. Clients also entrusted us with more assets; total client account balance as of December 31, 2019, rose 114.3% year-over-year to US$5.1 billion.

2019 was a significant year in our company’s development. We completed an initial public offering and certain of our securities are now listed on the Nasdaq Global Select Market, and we have made positive progress on our business. First and foremost, we made the strategic decision to develop self-clearing capability. We acquired Marsco Investment Corporation (“Marsco”), and we aim to gradually commence clearing U.S. cash equities in the second quarter of 2020. Secondly, our firm is expanding our international reach and we now have a new presence in Singapore and the U.S. We are confident our international strategy will expand our client base and provide us with new business opportunities. Third, we continue to develop our IPO underwriting capabilities and employee stock ownership plan, or “ESOP,” business. In 2019, we participated in 18 U.S. IPOs, in 12 of which we served as underwriter, far exceeding any of our competitors in terms of deal count. Our ESOP business also grew rapidly and is starting to yield results. In the fourth quarter, 20% of our new accounts with deposits came from ESOP clients. Finally, we continue to develop our asset management capabilities. We recently launched our “Fund Mall” where our clients may choose from over 30 funds; investing in new asset management products will lead our users to allocate more of their wealth on our platform.

Finally, after discussion and agreement by the board of directors, we have decided to implement a share buyback program. Over the next twelve months, we will allocate a maximum of US$20.0 million to strategically repurchasing our outstanding American Depositary Shares, or ADSs.”

1  Interest income is defined as financing service fees plus interest income.

Business Highlights for Fourth Quarter 2019

•                      Total revenues were US$20.0 million, a 109.9% increase from the fourth quarter of 2018 and 30.3% increase from the previous quarter.

•                      Total net revenues were US$18.5 million, a 94.0% increase from the fourth quarter of 2018 and 32.2% increase from the previous quarter.

•                      Operating loss was US$0.7 million in the fourth quarter of 2019 as compared to US$3.6 million in the fourth quarter of 2018 and US$2.5 million in the third quarter of 2019.

•                      Non-GAAP operating income was US$0.3 million as compared to non-GAAP operating loss of US$2.8 million in the fourth quarter of 2018 and US$1.3 million in the third quarter of 2019.

•                      Net loss attributable to UP Fintech was US$0.6 million in the fourth quarter of 2019, a 71.6% improvement from the fourth quarter of 2018 and 56.5% improvement from the third quarter of 2019.

•                      Non-GAAP net income attributable to UP Fintech was US$0.3 million, as compared to non-GAAP net loss of US$1.2 million in the fourth quarter of 2018 and non-GAAP net income of US$0.7 million in the third quarter of 2019.

•                      Customers with deposits increased by approximately 11,300 in the fourth quarter of 2019, compared to an increase of approximately 6,100 in the fourth quarter of 2018 and approximately 6,900 in the third quarter of 2019.

•                      Total account balance was US$5.1 billion as of December 31, 2019, a 114.3% increase from December 31, 2018 and a 33.3% increase from September 30, 2019.

•                      Total margin financing and securities lending balance from all accounts was US$1.0 billion as of December 31, 2019, a 16.1% increase from December 31, 2018 and a 3.4% increase from September 30, 2019.

Business Highlights for Fiscal Year 2019

•                      Total revenues were US$58.7 million, a 74.8% increase from 2018.

•                      Total net revenues were US$54.6 million, a 62.6% increase from 2018.

•                      Operating loss was US$10.2 million as compared to US$46.9 million in 2018.

•                      Non-GAAP operating loss was US$6.1 million as compared to non-GAAP operating loss of US$12.7 million in 2018.

•                      Net loss attributable to UP Fintech was US$6.6 million in 2019, an 84.7% improvement from 2018.

•                      Non-GAAP net loss attributable to UP Fintech was US$1.8 million, as compared to non-GAAP net loss of US$9.0 million in 2018.

Selected Operating Data for Fourth Quarter 2019

	As of and for the three months ended
	December 31,	September 30,	December 31,
	2018	2019	2019
In 000’s
Number of customer accounts	502.4	606.7	649.0
Number of customers with deposits	81.6	101.9	113.2
Number of trading customers	76.2	93.3	98.9

In USD millions
Trading volume	36,895.2	25,760.8	21,799.6
Total account balance	2,357.0	3,789.2	5,051.6

Fourth Quarter 2019 Financial Results

REVENUES

Total revenues were US$20.0 million, representing an increase of 109.9% from US$9.5 million in the fourth quarter of 2018. This increase was driven by higher interest income and IPO underwriting.

Commissions were US$7.3 million, a 3.5% increase from US$7.1 million in the fourth quarter of 2018.

Financing service fees were US$2.0 million, an increase of 18.1% from US$1.7 million in the fourth quarter of 2018 due to increased margin trading activities.

Interest income was US$5.5 million in the fourth quarter of 2019 compared to US$52.8 thousand in the fourth quarter of 2018, also due to increased margin trading activities and more consolidated account customers compared to the same quarter last year.

Other revenues were US$5.1 million, an increase of 676.6% from US$0.7 million in the fourth quarter of 2018. The increase was primarily due to higher revenue from IPO distribution services.

Interest expense was US$1.5 million, an increase from nil in the fourth quarter of 2018. The interest expense increased as a result of the rapid growth of consolidated account customers compared to the fourth quarter of 2018.

OPERATING COSTS AND EXPENSES

Total operating costs and expenses were US$19.1 million, an increase of 46.1% from US$13.1 million in the fourth quarter of 2018.

Execution and clearing expenses were US$0.9 million, an increase of 825.7% from US$0.1 million in the fourth quarter of 2018, due to an increase in the number of consolidated accounts.

Employee compensation and benefits expenses were US$10.6 million, an increase of 60.7% from US$6.6 million in the fourth quarter of 2018. This increase was primarily due to the headcount increase of 45.1% compared to the fourth quarter of 2018.

Occupancy, depreciation and amortization expenses were US$1.1 million, an increase of 71.7% from US$0.7 million in the fourth quarter of 2018, due to an increase in overseas office space and relevant leasehold improvements.

Communication and market data expenses were US$1.9 million, an increase of 104.3% from US$0.9 million in the fourth quarter of 2018. This increase was due to rapid user growth and expanded market data usage by our users.

Marketing and branding expenses were US$1.7 million, a decrease of 25.0% from US$2.3 million in the fourth quarter of 2018 as we optimized our marketing strategies which led to higher efficiency.

General and administrative expenses were US$2.8 million, an increase of 14.2% from US$2.5 million in the fourth quarter of 2018. This increase was primarily due to business expansion and more professional services.

OPERATING INCOME/LOSS AND NET INCOME/LOSS ATTRIBUTABLE TO UP FINTECH HOLDING LIMITED

Operating loss was US$0.7 million in the fourth quarter of 2019 as compared to US$3.6 million in the fourth quarter of 2018 and US$2.5 million in the third quarter of 2019. Non-GAAP operating income was US$0.3 million in the fourth quarter of 2019 as compared to non-GAAP operating loss was US$ 2.8 million in the fourth quarter of 2018 and US$1.3 million in the third quarter of 2019.

Net loss attributable to UP Fintech was US$0.6 million in the fourth quarter of 2019, as compared to a net loss of US$2.0 million in the fourth quarter of 2018 and US$1.3 million in the third quarter of 2019. Net loss per ADS — basic and diluted was US$0.004 in the fourth quarter of 2019, as compared to net loss per ADS — basic and diluted of US$0.053 in the fourth quarter of 2018.

Non-GAAP net income attributable to UP Fintech, which excluded share-based compensation and impairment loss from equity investments, was US$0.3 million in the fourth quarter of 2019, as compared to a US$1.2 million non-GAAP net loss attributable to UP Fintech in the fourth quarter of 2018. Non-GAAP net income per ADS — diluted was US$0.002 in the fourth quarter of 2019, as compared to non-GAAP net loss per ADS — diluted of US$0.034 in the fourth quarter of 2018.

For the fourth quarter of 2019, the Company’s weighted average number of ADSs used in calculating diluted net loss per ADS was 140,981,004 and in calculating non-GAAP diluted net income per ADS, 143,201,410. As of December 31, 2019, the Company had a total of 2,114,830,171 Class A and B ordinary shares outstanding, or the equivalent of 140,988,678 ADSs.

Full Year 2019 Financial Results

REVENUES

Total revenues were US$58.7 million, represented an increase of 74.8% from US$33.6 million in 2018. This increase was driven by higher interest income and IPO underwriting.

Commissions were US$26.7 million, a 2.5% increase from US$26.0 million in 2018.

Financing service fees were US$7.9 million, an increase of 23.0% from US$6.4 million in 2018 due to increased margin trading activities.

Interest income was US$13.7 million in 2019 compare to US$85.4 thousand in 2018, also due to increased margin trading activities and more consolidated account customers compared to last year.

Other revenues were US$10.4 million, an increase of 948.8% from US$1.0 million in 2018. The increase was primarily due to higher revenue from IPO distribution services.

Interest expense was US$4.1 million, an increase from nil in 2018. The interest expense increased as a result of the rapid growth of consolidated account customers compared to 2018.

OPERATING COSTS AND EXPENSES

Total operating costs and expenses were US$64.7 million, a decrease of 19.5% from US$80.5 million in 2018.

Execution and clearing expenses were US$2.5 million, an increase of 879.8% from US$0.3 million in 2018, due to the increase in the number of consolidated accounts.

Employee compensation and benefits expenses were US$35.8 million, a decrease of 35.7% from US$55.7 million in 2018. This decrease was primarily due to a one-time share-based compensation expense of US$32.4 million in 2018. Excluding this one-time expense, employee compensation and benefits increased from US$23.3 million to US$35.8 million, an increase of 53.6% due to the headcount increase of 49.0% compared to 2018.

Occupancy, depreciation and amortization expenses were US$3.6 million, an increase of 36.3% from US$2.6 million in 2018, due to an increase in overseas office space and relevant leasehold improvements.

Communication and market data expenses were US$6.5 million, an increase of 82.5% from US$3.6 million in 2018. This increase was due to rapid user growth and expanded market data usage by our users.

Marketing and branding expenses were US$7.1 million, a decrease of 32.5% from US$10.5 million in 2018 due to the optimization of our marketing strategies.

General and administrative expenses were US$9.3 million, an increase of 18.2% from US$7.8 million in 2018. This increase was primarily due to business expansion and more professional services.

OPERATING LOSS AND NET LOSS ATTRIBUTABLE TO UP FINTECH HOLDING LIMITED

Operating loss was US$10.2 million as compared to US$46.9 million in 2018. Non-GAAP operating loss was US$6.1 million as compared to non-GAAP operating loss of US$12.7 million in 2018.

Net loss attributable to UP Fintech was US$6.6 million, as compared to a net loss of US$43.2 million in 2018. Net loss per ADS — basic and diluted was US$0.056 in 2019, as compared to net loss per ADS — basic and diluted of US$1.280 in 2018.

Non-GAAP net loss attributable to UP Fintech, which excluded share-based compensation and impairment loss from equity investments, was US$1.8 million in 2019, as compared to a US$9.0 million non-GAAP net loss attributable to UP Fintech in 2018. Non-GAAP net loss per ADS — diluted was US$0.015 in 2019, as compared to non-GAAP net loss per ADS — diluted of US$0.267 in 2018.

CERTAIN BALANCE SHEET ITEMS

As of December 31, 2019, the Company’s cash and cash equivalents and term deposits were US$125.0 million, compared to US$64.4 million as of December 31, 2018.

Conference Call Information

UP Fintech’s management will hold an earnings conference call at 8:00 AM on March 25, 2020, U.S. Eastern Time (8:00 PM on March 25 25, 2020 Beijing/Hong Kong Time).

Dial-in numbers for the live conference call are as follows:

International:	+65 6713-5090

China:	400-620-8038

Hong Kong:	+852-3018-6771

United States:	+1 845-675-0437

United Kingdom:	+44 20-3621-4779

Passcode:	3966645

A telephone replay of the call will be available after the conclusion of the conference call through April 1st, 2020.

Dial-in numbers for the replay are as follows:

International:	+61-2-8199-0299

Passcode:	3966645

A live and archived webcast of the conference call will be available at https://ir.itiger.com.

Use of non-GAAP Financial Measures

In evaluating our business, we consider and use non-GAAP operating income or loss, non-GAAP net loss or income attributable to UP Fintech Holding Limited and non-GAAP net loss or income per ADS — diluted as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with the United States Generally Accepted Accounting Principles (“U.S. GAAP”). We define non-GAAP operating income or loss as total net revenue minus total operating costs and expense and plus shared-based compensation. Non-GAAP net loss or income attributable to UP Fintech Holding Limited is net loss or income attributable to UP Fintech Holding Limited excluding non-cash expenses such as share-based compensation and one-off transaction loss such as impairment loss from equity investments. Non-GAAP net loss or income per ADS - diluted is non-GAAP net loss or income attributable to UP Fintech Holding Limited divided by weighted average number of diluted ADSs. Such adjustments have no impact on income tax.

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Non-GAAP net loss or income attributable to UP Fintech Holding Limited enables our management to assess our operating results without considering the impact of share-based compensation and impairment loss from equity investments. We also believe that the use of these non-GAAP financial measures facilitates investors’ assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expenses that affect our operations. Share-based compensation and impairment loss from equity investment has been and may continue to be incurred in our business and was not reflected in the presentation of non-GAAP net loss or income attributable to UP Fintech Holding Limited. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

These non-GAAP financial measures should not be considered in isolation or construed as alternatives to total operating expenses, net loss attributable to UP Fintech Holding Limited or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review these historical non-GAAP financial measures in light of the most directly comparable GAAP measures. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

About UP Fintech Holding Limited

UP Fintech Holding Limited is a leading online brokerage firm focusing on global Chinese investors. The Company’s proprietary mobile and online trading platform enables investors to trade in equities and other financial instruments on multiple exchanges around the world. The Company offers innovative products and services as well as a superior user experience to customers through its “mobile first” strategy, which enables it to better serve and retain current customers as well as attract new ones. The Company offers customers comprehensive brokerage and value-added services, including trade order placement and execution, margin financing, IPO subscription, ESOP management, investor education, community discussion and customer support. The Company’s proprietary infrastructure and advanced technology are able to support trades across multiple currencies, multiple markets, multiple products, multiple execution venues and multiple clearinghouses.

For more information on the Company, please visit: https://ir.itiger.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “might,” “aim,” “likely to,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements or expressions. Among other statements, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the cooperation with Interactive Brokers LLC and Xiaomi Corporation and its affiliates; the Company’s growth strategies; trends and competition in global financial markets; changes in the Company’s revenues and certain cost or expense accounting policies; the effects of the global COVID-19 pandemic; and governmental policies relating to the Company’s industry and general economic conditions in China and other countries. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. Further information regarding these and other risks is included in the Company’s filings with the SEC.

For investor and media inquiries please contact:

Investor Relations Contact

UP Fintech Holding Limited

Email: ir@itiger.com
Tel: +1 (646) 308-1535

UP FINTECH HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in U.S. dollars (“US$”))

	As of December 31,	As of December 31,
	2018	2019
	US$	US$
Assets:
Cash and cash equivalents	34,406,970	59,408,555
Cash-segregated for regulatory purpose	6,695,436	317,915,092
Term deposits	29,999,865	65,601,207
Receivables from customers	353,304	106,113,896
Receivables from brokers, dealers, and clearing organizations:
Related party	9,619,438	185,047,211
Others	1,073,972	9,274,205
Financial instruments held, at fair value	6,435,241	14,881,240
Prepaid expenses and other current assets	7,058,642	10,815,917
Amounts due from related parties	8,518,358	3,484,434
Right-of-use assets*	—	5,732,559
Property, equipment and intangible assets, net	2,330,433	9,535,541
Goodwill	—	2,421,403
Long-term investments	2,386,691	6,267,226
Deferred tax assets	6,336,815	12,561,461
Total assets	115,215,165	809,059,947
Liabilities:
Payables due to customers	6,564,154	512,481,679
Payables due to brokers, dealers and clearing organizations:
Related party	—	55,129,994
Accrued expenses and other current liabilities	10,423,107	16,881,957
Deferred income	—	2,249,925
Lease liabilities*	—	5,841,658
Deferred tax liabilities	—	1,449,000
Total liabilities	16,987,261	594,034,213
Mezzanine equity:
Series A convertible redeemable preferred shares	16,486,780	—
Series B-1 convertible redeemable preferred shares	17,169,446	—
Series B-2 convertible redeemable preferred shares	9,593,789	—
Series B-3 convertible redeemable preferred shares	21,470,906	—
Series C convertible redeemable preferred shares	47,980,000	—
Subscriptions receivable from Series C convertible redeemable preferred shares	(800,000)	—
Series C-1 convertible redeemable preferred shares	10,000,000	—
Redeemable non-controlling interest of sponsored fund	2,204,940	3,084,122
Total Mezzanine equity	124,105,861	3,084,122
Shareholders’ (deficit)/equity:
Class A ordinary shares	2,166	17,772
Class B ordinary shares	3,376	3,376
Series Angel convertible preferred shares	4,197	—
Additional paid-in capital	42,520,332	285,767,622
Accumulated deficit	(66,391,306)	(72,980,737)
Accumulated other comprehensive loss	(544,988)	(866,421)
Total UP Fintech Holding Limited shareholders’ (deficit)/equity	(24,406,223)	211,941,612
Non-controlling interests	(1,471,734)	—
Total (deficit)/equity	(25,877,957)	211,941,612
Total liabilities, mezzanine equity and (deficit)/equity	115,215,165	809,059,947

* The Company adopted ASU 2016-02, Leases (Topic 842), beginning on January 1, 2019. Pursuant to the guidance, the Company recognized right-of-use assets and lease liabilities on the balance sheets as of December 31, 2019.

UP FINTECH HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(All amounts in U.S. dollars (“US$”), except for number of shares (or ADSs) and per share (or ADS) data)

	For the three months ended			For the year ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2018	2019	2019	2018	2019
	US$	US$	US$	US$	US$
Revenues:
Commissions	7,081,921	6,244,408	7,326,634	26,043,051	26,697,958
Financing service fees	1,719,361	1,898,908	2,030,324	6,442,012	7,926,766
Interest income	52,830	5,055,928	5,483,337	85,361	13,656,450
Other revenues	660,528	2,129,579	5,129,624	989,841	10,381,726
Total revenues	9,514,640	15,328,823	19,969,919	33,560,265	58,662,900
Interest expense	—	(1,364,008)	(1,513,329)	—	(4,101,528)
Total Net Revenues	9,514,640	13,964,815	18,456,590	33,560,265	54,561,372
Operating costs and expenses:
Execution and clearing	(97,255)	(738,576)	(900,255)	(257,115)	(2,519,238)
Employee compensation and benefits	(6,569,740)	(9,268,130)	(10,555,672)	(55,656,219)	(35,787,458)
Occupancy, depreciation and amortization	(663,308)	(1,052,067)	(1,138,710)	(2,621,699)	(3,572,260)
Communication and market data	(946,310)	(1,626,599)	(1,933,425)	(3,558,546)	(6,494,006)
Marketing and branding	(2,308,646)	(1,504,334)	(1,732,222)	(10,526,940)	(7,103,178)
General and administrative	(2,492,734)	(2,291,945)	(2,847,910)	(7,831,860)	(9,259,484)
Total operating costs and expenses	(13,077,993)	(16,481,651)	(19,108,194)	(80,452,379)	(64,735,624)
Others, net	199,396	501,453	(622,289)	725,446	869,028
Loss before income tax	(3,363,957)	(2,015,383)	(1,273,893)	(46,166,668)	(9,305,224)
Income tax benefits	1,247,345	609,845	1,034,861	1,873,113	3,355,366
Net loss	(2,116,612)	(1,405,538)	(239,032)	(44,293,555)	(5,949,858)
Less:
Net (loss)/ income attributable to redeemable non-controlling interests	—	(125,799)	317,936	—	639,573
Net loss attributable to non-controlling interests	(152,170)	—	—	(1,085,823)	—
Net loss attributable to UP Fintech Holding Limited	(1,964,442)	(1,279,739)	(556,968)	(43,207,732)	(6,589,431)
Other comprehensive (loss)/ income, net of tax:
Unrealized gain on available-for-sale investments	13,309	—	—	262,857	—
Changes in cumulative foreign currency translation adjustment	(144,287)	(2,836,782)	2,592,364	(935,612)	(321,433)
Total Comprehensive (loss) /income	(2,247,590)	(4,242,320)	2,353,332	(44,966,310)	(6,271,291)

Net loss per ordinary share:
Basic and diluted	(0.004)	(0.001)	(0.000)	(0.085)	(0.004)
Net loss per ADS (1 ADS represents 15 Class A ordinary shares):
Basic and diluted	(0.053)	(0.009)	(0.004)	(1.280)	(0.056)
Weighted average number of ordinary shares used in calculating net loss per ordinary share:
Basic and diluted	554,158,263	2,102,723,986	2,114,715,062	506,393,198	1,751,784,176

Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(All amounts in U.S. dollars (“US$”), except for number of ADSs and per ADS data)

	For the three months ended December 31, 2018				For the three months ended September 30, 2019				For the three months ended December 31, 2019
	non-GAAP					non-GAAP				non-GAAP
	GAAP	Adjustments		non-GAAP	GAAP	Adjustments		non-GAAP	GAAP	Adjustments		non-GAAP
	US$	US$		US$	US$	US$		US$	US$	US$		US$
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited

(Loss)/Income from operations	(3,563,353)	719,798	(1)	(2,843,555)	(2,516,836)	1,187,983	(1)	(1,328,853)	(651,604)	902,117	(1)	250,513

		719,798	(1)			1,187,983	(1)			902,117	(1)
		—	(2)			755,524	(2)			—	(2)
Net (loss)/income attributable to UP Fintech Holding Limited	(1,964,442)	719,798		(1,244,644)	(1,279,739)	1,943,507		663,768	(556,968)	902,117		345,149

Net (loss)/ income per ADS -diluted	(0.053)			(0.034)	(0.009)			0.005	(0.004)			0.002
Weighted average number of ADSs used in calculating diluted net (loss)/ income per ADS	36,943,884			36,943,884	140,181,599			142,955,907	140,981,004			143,201,410

(1) Share-based compensation

(2) Impairment loss from equity investments

Non-GAAP to GAAP reconciling items have no income tax effect.

Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(All amounts in U.S. dollars (“US$”), except for number of ADSs and per ADS data)

	For the year ended December 31, 2018				For the year ended December 31, 2019
		non-GAAP				non-GAAP
	GAAP	Adjustments		non-GAAP	GAAP	Adjustments		non-GAAP
	US$	US$		US$	US$	US$		US$
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited

Loss from operations	(46,892,114)	34,204,761	(1)	(12,687,353)	(10,174,252)	4,062,600	(1)	(6,111,652)

		34,204,761	(1)			4,062,600	(1)
		—	(2)			755,524	(2)
Net loss attributable to UP Fintech Holding Limited	(43,207,732)	34,204,761		(9,002,971)	(6,589,431)	4,818,124		(1,771,307)

Net loss per ADS -diluted	(1.280)			(0.267)	(0.056)			(0.015)
Weighted average number of ADSs used in calculating diluted net loss per ADS	33,759,547			33,759,547	116,785,612			116,785,612

(1) Share-based compensation

(2) Impairment loss from equity investments

Non-GAAP to GAAP reconciling items have no income tax effect.